UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2017 (“Interim 2017”) and the six-month period ended June 30, 2018 (“Interim 2018”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

1

Operating Results

Our net sales are derived primarily from sale of products and services in four principal operations: National Recycling Programs (aka Brand Sponsored Collection Programs), Zero Waste Boxes, Material Sales, and Regulated Waste. Our net sales increased to $9,453,499 for Interim 2018 from $6,502,734 for Interim 2017, an increase of $2,950,765 or about 45%. This increase was due to:

•	Regulated Waste added approximately $3,707,000 in revenue through the acquisition of the Air Cycle (“ACC”) business.
•	Zero Waste Box revenues increasing by approximately $911,000, or 110%, driven by the continued expansion of this segment across individual and corporate customers.

However, the increase was partially offset by:

•	Brand Sponsored Collection Programs decreasing by approximately $338,000, or 10%, mainly driven by a timing impact decrease of $394,000 in add-on product services (expected to be recovered the second half of the year), partially offset by an increase of $56,000 in the waste collection program business.
•	Material Sales decreasing by approximately $1,056,000, or 43%, which reflects that large deals that were accounted for in the Interim 2017 results.

In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments. This segment decreased by approximately $274,000 during this period due to the increase in deferred revenue on the variable fees charged to customers related recycling products or packaging through a sponsored collection or zero waste program or fees to the collection and recycling of products, which are not recorded at the segment level (mainly Zero Waste Box and Regulated Waste).

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated to the delivery of services. The cost of revenues increased to $5,183,352 for Interim 2018 from $3,456,004 for Interim 2017, an increase of $1,727,348, or about 50%. This was driven by $1,931,000 cost added by the new Regulated Waste segment, partially offset by a decline of $204,000 in costs in the other segments in line with the net revenue decrease of those segments.

Our gross profit was $4,270,147 for Interim 2018, an increase of $1,223,417, or 40%, compared to same period last year of $3,046,730. Gross margin decreased to 45.2%, compared to 46.9% same period last year.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses totaled $3,364,036 for Interim 2017 and $1,970,764 for Interim 2017, an increase of $1,393,272 or about 71%. The primary factors for this increase were:

•	Approximately in $1,189,000 related to the acquired Regulated Waste business segment.
•	Approximately $116,000 related to salary expense.
•	Approximately $20,000 related to professional fees.
•	Approximately $68,000 related to intercompany charges.

Other expenses, primary interest expenses, increased by $65,822 from $14,081 for Interim 2017 to $79,903 this year, due to the servicing of the seller’s note to finance the acquisition of the Regulated Waste business segment.

2

Income tax provision decreased by $191,156 to $223,510 from $414,666 last year, due to the decrease in the corporate tax rate from 34% to 21% included in the Tax Cuts and Jobs Act of December 22, 2017.

As a result of the foregoing, the net income of the company decreased by $44,521 to $602,698 for Interim 2018, from $647,219 in same period last year.

Liquidity and Capital Resources

Cash Flow

We generated $347,092 of cash from operations during the first six months of 2018. Net income generated $602,698 of cash flow. Accounts receivable used $523,593 of cash due to the addition of the Regulated Waste business segment. Inventory used $66,088 of cash as inventory levels remain constant. Accounts payable used $264,453 of cash, which is consistent with the prior period. Deferred income generated $852,562 of cash, made up of approximately $415,000 from annual fees of which revenue is recognized monthly throughout the current year, approximately $215,000 from Regulated Waste annual contracts, and approximately $219,000 from multi-year contracts.

Cash used by investing activities was $73,162 for the year to date. This is made up of purchases of warehouse equipment of approximately $42,000 and office technology and improvements of approximately $31,000.

Our financing activities consumed net cash of $245,973 during Interim 2018. Repayment of the seller’s note related to the acquisition used $222,340 of cash. Other long-term debt and capital lease obligations used $23,632 of cash.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on April 1, 2029. As of June 30, 2018, the outstanding principal on that loan was approximately $236,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of June 30, 2018, the outstanding principal on that loan was approximately $270,000.

On October 31, 2017, the company entered into a promissory note payable for the acquisition of ACC. The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the company to repay this loan during 2018 with the expected proceeds of the capital raise. The amount outstanding under the promissory note payable was approximately $2,480,000 at June 30, 2018.

TerraCycle US, LLC also leases equipment under a capital leases. As of June 30, 2018, the total outstanding principal under these capital leases was $6,374. The leases carry interest rates range between 4.5% and 18%, expiring between August 2018 and October 2018.

The company contracts with various third party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expires on January 31, 2020. The total amount paid for that lease for Interim 2018 was $94,500,

3

Capital Resources

The company launched a Regulation A offering in January 2018. We currently have $1,435,000 in escrow from the sale of securities in that offering and another $500,000 pending the Know Your Client compliance process administered by our broker-dealer.

As of June 30, 2018, we had $1,020,009 of cash. Management believes that the company’s existing cash balances at June 30, 2018, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future.

Management’s Report

We are pleased to report on a positive first half of 2018.

Business development in the first half of this year has witnessed a number of exciting new programs with clients such as Hasbro, Subaru, and ExxonMobil. Our marine and ocean plastic programs that launched last year with sales of Head & Shoulders shampoo bottles in France are expected to expand into the US markets with Herbal Essences shampoo in the coming months. The Zero Waste Box division has roughly doubled its sales over the same period last year; our PR and media teams continue to drive creative and inspiring stories about the collection and engagement programs we do on behalf of our clients, and our fourth book is scheduled for publication (The Future of Packaging).

Brand Partnerships

Major New Partners

The first half of this year has brought a number of new partners and new waste streams for the company to collect and recycle. TerraCycle US launched its first recycling program for used toys earlier this year with Hasbro. Burt’s Bees entered into a new three-year partnership with us for collection and recycling of oral care waste, OFD Foods entered into a four-year partnership for freeze dried food packaging and EOS (Evolution of Smooth) entered into a three-year partnership for their lip balm packaging. We are also excited to report that we are now partnering with ExxonMobil with whom we will be launching national recycling programs for their Mobil1 used lubricant containers in both the US and Canada. In addition to the national recycling program, ExxonMobil plans to engage with our design team to create a smart bin to be leveraged at strategic collection locations (i.e. Pepboys, Walmart, etc.) across the US.

Other Recent Program launches:

•	Church & Dwight: The Arm & Hammer and OxiClean Pouch Recycling Program launched in April 2018 and has seen a high number of sign-ups (consumer engagement) in the first few months. To help kick off the launch, we participated in a PR event in New York City featuring celebrity and Arm & Hammer spokesperson La La Anthony. In an effort to generate awareness around the recycling program, Arm & Hammer is donating planters made from recycled TerraCycle US plastic to La La Anthony's elementary school.

•	P&G (Tide/Fabric Care): Our first recycling database went live for P&G Fabric Care. The recycling database includes comprehensive information on curbside and drop-off recycling options in the US, and if users do not have a recycling option in their zip code, they can recycle their laundry bottles and caps through a free recycling program with TerraCycle. TerraCycle launched a beta version of the site in April 2017, and rolled out the full database functionality in May 2018.

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•	The NOW Recycling Program launched in January 2018 to collect for all NOW-branded flexible packaging and toothpaste tubes. This is particularly exciting because this is one of few specifically natural supplement and food brands that TerraCycle is partnered with. This program has also begun to expand into collecting at key retailers.

•	L'Occitane US - the L'Occitane retail recycling program launched in May 2018. The platform allows consumers to drop off empty L'Occitane packaging and products to L'Occitane stores across the US in exchange for a coupon off new items.

Collection/Promotion Highlights:

•	Bausch + Lomb: Nearly 4 million contact lenses and blister packs have been collected an recycled through the program since it launched in November 2016. The second year of the partnership has seen 178% growth in collections and a 216% increase in recycling invoicing compared to the first.

•	GoGo squeeze: In May the program reached a milestone of 4 million snack pouches collected and recycled, and TerraCycle supported the milestone with social media content. Since consumer engagement is so high, the brand agreed to increase their recycling budget by $15,000 earlier in the year.

•	Clif Bar: The energy bar wrapper program is approaching the 50 million milestone for total wrappers collected and recycled since the launch of the program in August 2009.

•	Garnier: The brand's Rinse, Recycle Repeat promotion during March-April 2018 (aimed at encouraging millennials to recycle their bathroom "empties") helped Garnier reach its goal of diverting 1 million empty pieces of personal care and beauty waste from landfill. The promotion brought in $75,000 of incremental revenue for TerraCycle, including a one click shipping label, and recycled garden donation. Garnier, TerraCycle US, and DoSomething.org were named Silver winners in the Engage For Good Halo Awards. The Halo Awards are North America’s highest honor for corporate social initiatives and cause marketing and showcase successful consumer engagement and employee engagement efforts. The joint program won silver in two categories, Environmental and Nudging for Good.

Zero Waste Boxes (ZWB)

During 2018, our ZWB division entered into several new partnerships with businesses, events, and retailers (as further illustrated in the chart below). Sales with existing clients continue to increase as we now offer more account services that give partners an opportunity to leverage their box purchases for marketing purposes. During the first half of 2018, TerraCycle entered into a partnership with Subaru to launch a consumer facing collection program at over 700 Subaru retailers across the US. The partnership is a part of Subaru’s Love the Earth Initiative and creates a more sustainable retail experience by collecting disposable cups and lids, snack wrappers, and coffee, tea and creamer capsules at participating retail stores. Zero Waste Box sales on our e-commerce platform continue to reach all-time highs with average monthly sales increasing from $100,000 in 2017 to $120,000 this year.

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ZWB Programs Launched in 2018:

Conglomerate/Brand	Sale Type	Waste Stream
Subaru of America	Retail	Candy and Snack Wrappers, Coffee Capsules, Disposable Cups and Lids
Savor Brands	Relist	Coffee Bags
Morgan Stanley	Direct	Break Room, Plastic Packaging
Dolce Gusto	Relist	Coffee Capsules
Subaru Dist. Corp	Direct	Various Waste streams
Ansira	Direct	Towels and Packaging
Follain	Retail	Returned Cosmetics
Republic Services (Office Depot)	Retail	Grocery Bags
Sustainable Brands	Event	Various Waste streams
Salesforce	Event	Name tags and Lanyards
NRDC	Direct	Various Waste streams
One10	Direct	Various Waste streams
Amtrak	Event	Disposable Cups and Snack Wrappers
GreenBiz	Event	Various Waste streams
Sodexo	Direct	Coffee Capsules

Material Sales

In 2017, TerraCycle US made significant progress in developing our materials sales business in large industrial recycling projects. In other words, when customers have a large-scale recall, product discontinuation, or similar event happen, TerraCycle can become their “go to” vendor. While most vendors elect traditional destruction (i.e. shredding & landfill, or incineration) in these instances because they are significantly cheaper, we have attracted customers that are more sustainability conscious. We recently won the destruction and recycling contract for Chanel North America’s branded counter-top display units. This project alone was worth $150,000 in revenue.

Additional highlights from earlier this year include a recycled furniture project in conjunction with the US Soccer Foundation (using Target LDPE film to create outdoor furniture), and a Hunter Boot Recall from all Target distribution centers. These programs generated over $900,000 in revenue. The beach plastic division within the Material Sales department expects to sell over 40 tons of material worldwide in 2018, generating roughly $750,000.

Regulated Waste Division

TerraCycle closed on the acquisition of the assets of Air Cycle Corporation (broker of recycling services for florescent light bulbs and batteries) late in 2017. In 2017, Air Cycle generated about $7.2 million in revenue. Through the first half of this year we are pleased to report that since we took over operating Air Cycle (now TerraCycle Regulated Waste) we have eliminated ineffective outside marketing (and its expense) bringing it in-house, leveraged our corporate relationships, and made several new important hires in sales and PR; essentially, we have begun the process of integrating an acquired business into our unique waste eco-system.

Communications

During the first half of 2018, our partners and our global public relations team have generated more than 2,500 media placements, well on track to surpass last year’s record. We were also proud to be named a regional winner of the EY (Ernst & Young) Entrepreneur of the Year award.

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The final aspects of our fourth book, The Future of Packaging, are being put in place for a publication date at the end of the year. Fifteen other industry leaders also contributed including Christine Todd Whitman, the former Governor of New Jersey, along with senior members of Procter & Gamble, Unilever and PepsiCo.

Item 2.

Not applicable.

7

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2018 and 2017

TerraCycle US Inc. and Subsidiaries

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TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

	June 30, 2018	December 31, 2017
Assets
Current Assets
Cash	$1,020,009	$992,052
Accounts receivable, net of allowance to doubtful accounts of $126,480, 2018 and $22,273, 2017	2,383,781	1,964,395
Related party receivables, net	2,462,010	2,130,847
Inventory, net	1,045,259	979,171
Deferred tax asset	666,358	666,358
Prepaid expenses and other current assets	634,578	428,645
Total current assets	8,211,995	7,161,468
Related party receivables long term, net	239,000	239,000
Property, plant and equipment, net	1,283,574	1,241,301
Goodwill	953,455	953,455
Other intangible assets, net	1,488,100	1,539,700
Total assets	$12,176,124	$11,134,924
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$2,526,534	$2,751,157
Current portion of capital lease obligations	6,374	13,241
Accounts payable	387,589	652,042
Related party payables	95,212	-
Accrued redemption points	293,998	309,560
Accrued expenses and other current liabilities	911,126	894,410
Deferred income	3,459,063	2,606,501
Total current liabilities	7,679,896	7,226,911
Long-term debt, net of current portion	459,635	474,149
Total liabilities	8,139,531	7,701,060
Commitment and contingencies
Stockholders' and member's equity
Common stock, par value $0.0001 per share; 1,500,000 shares authorized; 500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 authorized; 34,182 shares issued and outstanding; $34,182 liquidation preference	3	3
Additional paid-in capital	3,245,670	3,245,670
Retained earnings	790,870	188,141
Total stockholders' and member's equity	4,036,593	3,433,864
Total liabilities and equity	$12,176,124	$11,134,924

See accompanying notes to consolidated financial statements

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TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30,	2018	2017
Net sales	$9,453,499	$6,502,734
Cost of sales	5,183,352	3,456,004
Gross profit	4,270,147	3,046,730
Operating expenses
Selling, general and administrative expenses	3,364,036	1,970,764
Income from operations	906,111	1,075,966
Other expenses
Interest expense	79,903	12,091
Foreign currency exchange	-	1,990
Total other expenses	79,903	14,081
Income before provision for income taxes	826,208	1,061,885
Provision for income taxes	223,510	414,666
Net income	602,698	647,219

See accompanying notes to consolidated financial statements

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included

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TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30,	2018	2017
Operating Activities
Net Income	$602,698	$647,219
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization	51,600	-
Depreciation	30,889	30,257
Bad Debts	104,207	215,914
Changes in operating assets and liabilities:
Accounts receivable	(523,593)	209,754
Related party receivables	(331,163)	303,885
Inventory	(66,088)	(120,714)
Prepaid expenses and other current assets	(205,933)	(43,461)
Long term loans to third parties	-	59,427
Accounts payable	(264,453)	(205,859)
Intercompany payable	95,212	(158,462)
Accrued expenses and redemption points	1,154	(196,650)
Deferred Income	852,562	371,615
Net cash provided by operating activities	347,092	1,112,925
Investing activities:
Purchase of property and equipment	(73,162)	(18,850)
Net cash used in investing activities	(73,162)	(18,850)
Financing activities:
Repayment of Air Cycle seller's note	(222,340)	-
Repayment of long-term debt	(16,765)	(15,249)
Repayment of capital lease obligations	(6,867)	(7,572)
Contributions and other		1
Net cash provided used in investing activities	(245,973)	(22,820)
Effect of exchange rate changes on cash		-
Net Increase in cash	27,957	1,071,255
Cash, beginning of the period	992,052	1,847,286
Cash, end of the period	$1,020,009	$2,918,541

See accompanying notes to consolidated financial statements

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TerraCycle US Inc. and Subsidiaries

Other Information

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

The condensed consolidated balance sheet at December 31, 2017, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 10-K for the year ended December 31, 2017.

2.	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

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TerraCycle US Inc. and Subsidiaries

Other Information

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This removes step 2 from the goodwill impairment test. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

3.	Inventory

Inventory consists of the following:

As of	June 30, 2018	December 31, 2017
Raw materials	$673,212	$781,270
Finished goods	387,605	213,459
Total	1,060,817	994,729
Less reserve for obsolete inventory	15,558	15,558
Total	$1,045,259	$979,171

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2018	December 31, 2017
Land		$29,500	$29,500
Vehicles	5 years	6,800	6,800
Machinery and equipment	5-7 years	455,637	426,264
Buildings and improvements	39 years	1,308,871	1,308,871
Computer equipment	3-5 years	300,131	288,740
Furniture and fixtures	7 years	45,156	25,658
Total		2,146,095	2,085,833
Less accumulated depreciation and amortization		862,521	844,532
Total		$1,283,574	$1,241,301

For the six months ended June 30, 2018 and 2017, depreciation expense amounted to approximately $31,000 and $30,000 and includes the amortization associated with assets under capital leases (see Note 9).

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TerraCycle US Inc. and Subsidiaries

Other Information

5.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 8), cash of $525,000 and assumption of $22,000 of liabilities.

The acquired inventory was valued at $801,000 and equipment at the estimated market value of $10,500. Identifiable intangibles were determined to have a fair value of $1,557,000 which will be amortized over 15 years. The balance of the consideration, $953,500, was recorded to goodwill and is subject to annual impairment testing.

6.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent TerraCycle, Inc. (“TCI”) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At June 30, 2018 and December 31, 2017 Company has a net related party short term receivable from TCI recorded in the amount of $2,462,010 and $2,117,025, respectively, and an additional $239,000 in long term at both periods, with no stated repayment terms. Other subsidiaries of the Parent Company have a net related party payable in the amount of $95,212 at June 30, 2018 and a net related party receivable in the amount of $13,822 at December 31, 2017.

The Company entered into a lease agreement with a stockholder of the parent TCI to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2018 and December 31, 2017 was $15,760 per month. For the six months ended June 30, 2018 and 2017, rent expense paid to this stockholder was $94,500 and $94,560, respectively. Future minimum lease payments are expected to be $189,120 per year through January 2020.

The Company allocated approximately $316,000 and $245,000 for the six months ended June 30, 2018 and 2017, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

7.	Deferred Revenue

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $1,470,000 and $1,050,000 is included in deferred income at June 30, 2018 and December 31, 2017, respectively.

F-8

TerraCycle US Inc. and Subsidiaries

Other Information

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,990,000 and $1,550,000 is included in deferred revenue at June 30, 2018 and December 31, 2017, respectively.

8.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises and is personally guaranteed by an officer of the Company. The amount outstanding under the mortgage note payable was approximately $236,000 at June 30, 2018 and $246,000 at December 31, 2017.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $270,000 at June 30, 2018 and $277,000 at December 31, 2017.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC (see Note 5). The note is payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. Additional payments are due equal to 60% of the net income generated by the business, as defined, after April 30, 2019. It is the intention of the Company to repay this loan during 2018 with the expected proceeds of the capital raise. The amount outstanding under the promissory note payable was approximately $2,480,000 at June 30, 2018 and $2,703,000 at December 31, 2017.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2018 are as follows:

As of June 30,	Amount
2019	$2,526,534
2020	48,372
2021	49,129
2022	49,920
2023	50,747
Thereafter	261,467
Total	$2,986,169

F-9

TerraCycle US Inc. and Subsidiaries

Other Information

9.	Capital Lease Obligations

The Company leases equipment under capital leases with an interest rates ranging between 4.5% and 18%, expiring between August 2018 and October 2018. Future minimum lease payments under the capital lease are as follows:

As of June 30, 2018	Amount
Total minimum lease payments	$7,202
Less amount representing interest	828
Present value of minimum lease payments	6,374
Less current portion	6,374
Capital lease obligations, net of current portion	$-

Assets recorded under capital leases are included in property and equipment as follows:

As of	June 30, 2018	December 31, 2017
Machinery and equipment	$54,202	$54,202
Less accumulated depreciation	34,818	30,898
Net book value	$19,384	$23,304

10.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 6). Total rent expense was approximately $316,000 and $241,000 for the six months ended June 30, 2018 and 2017, respectively.

Future minimum lease payments are expected to be as follows:

As of June 30,	Non-Related Party	Related Party	Total
2019	$89,650	$189,120	$278,770
2020	-	110,320	110,320
Total	$89,650	$299,440	$389,090

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

F-10

TerraCycle US Inc. and Subsidiaries

Other Information

11.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	Total
Six months ended June 30, 2018
Net Sales	$3,049	$1,737	$1,393	$3,707	$(433)	$9,453
Income (loss) before provision for (benefit from) income taxes	$863	$519	$(546)	$269	$(279)	$826

Six months ended June 30, 2017
Net Sales	$3,387	$826	$2,449	$-	$(159)	$6,503
Income (loss) before provision for (benefit from) income taxes	$1,127	$239	$(323)	$-	$19	$1,062

F-11

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)

2.2	Bylaws (2)

4.	Form of Subscription Agreement (3)

6.1	Operational Support Services Agreement (4)

6.2	Rental Agreements (5)

6.3	Air Cycle Asset Purchase Agreement (6)

8.	Escrow Agreement (7)

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-1.htm)

(2)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-2.htm)

(3)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex4.htm)

(4)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-1.htm)

(5)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-2.htm)

(6)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417059765/tv479723_ex6-3.htm)

(7)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex8.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 24, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
September 24, 2018

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer) and Director
September 24, 2018

/s/	Richard Perl
Chief Administrative Officer and Director
September 24, 2018

/s/	Daniel Rosen
General Counsel and Director
September 24, 2018

/s/	David Zaiken
Director
September 24, 2018

/s/	Ehud Laska
Director
September 24, 2018

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